**Room 4561**

October 13, 2006

Dr. Pehong Chen
President and Chief Executive Officer
BroadVision, Inc.
585 Broadway
Redwood City, California 94063

**Re:     BroadVision, Inc.**
**Amendment No. 2 to Registration Statement on Form S-1 filed August 15, 2006**
**File No. 333-131540**

Dear Dr. Chen:

We have reviewed your amended filing and response letter filed August 15, 2006 and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

Where You Can Find More Information, page 27

1.      We note your response to comment 2 of our letter dated September 8, 2006 and your continued incorporation by reference of future filings.  Please note that Item 12(a)(2) of Form S-1 does not provide for forward incorporation by reference.  As set forth in Section V.B.3.b.i. of Release No. 33-8591, "There will be no permitted incorporation by reference of Exchange Act reports and materials filed after the registration statement is effective."  Please remove such forward incorporation by reference language at the end of the second paragraph in this section.

2.      You have not incorporated by reference all necessary reports pursuant to Item 12(a)(2) of Form S-1.  We note that certain Forms 8-K filed since the end of your most recent fiscal year have not been incorporated by reference.  Please revise as necessary.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:     Via Facsimile
        Peter H. Werner
        Christopher S. Bailey-Gates
        Cooley Godward LLP
        101 California Street, Fifth Floor
        San Francisco, California 94111
        Telephone: (415) 693-2000
        Facsimile: (415) 693-2222